

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2010

Via Facsimile (612) 492-7077 and U.S. Mail

David C. Grorud, Esq.
Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, MN 55402

> **Re:** **AGA Medical Holdings, Inc.**
> **Amended Schedule 14D-9 filed November 9, 2010, 2010**
> **SEC File No. 005-85230**

Dear Mr. Grorud:

We have limited our review of the filing to those issues we have addressed in our comments.

Schedule 14D-9/A

Projected Financial Information, page 41

1.   We note your response to prior comment 1 and we reissue it. We note that the disclosure requirements of Item 4(b) of Form S-4 and the interpretations you referenced in your response apply to a report, opinion or appraisal that has been received by the registrant.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions